Contact

www.linkedin.com/in/janique-edwards-9551401b5 (LinkedIn)

Janique Edwards

Co-Founder of EatOkra I Management & Program Analyst at U.S. Customs and Border Protection

Brooklyn, New York, United States

Experience

U.S. Department of Homeland Security

Management & Program Analyst

August 2017 - Present (5 years 9 months)

EatOkra INC

Co-Founder/COO

April 2016 - Present (7 years 1 month)

Brooklyn, New York, United States

Education

City University of New York-Herbert H. Lehman College

Bachelor of Arts - BA, Creative Writing · (2006 - 2011)